Exhibit 99.2

June 22, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Toronto Stock Exchange
CDS Clearing and Depository Services Inc.
The Depository Trust Company

Re:	Thomson Reuters – Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise you that a special meeting of shareholders of Thomson Reuters Corporation will be held on August 7, 2009. The record date for determination of holders of Thomson Reuters Corporation common shares entitled to notice of the meeting and voting is 5:00 p.m. (Eastern Daylight Time) on July 2, 2009. This is also the beneficial ownership determination date.

This meeting will be held concurrently with a general meeting of shareholders of Thomson Reuters PLC. Holders of Thomson Reuters PLC ordinary shares as of 6:00 p.m. (British Summer Time) on August 5, 2009 will be entitled to vote at that meeting.

Thomson Reuters shareholders will vote separately at the meetings.

Additional information will be provided in Thomson Reuters management information circular and notices of meeting, which will be available in the next few weeks.

Sincerely,

/s/ Marc E. Gold

Marc E. Gold
Assistant Secretary